Exhibit 99.66

THIRD OMNIBUS AMENDMENT AGREEMENT

This THIRD OMNIBUS AMENDMENT AGREEMENT (the “Agreement”) is dated as of November 14, 2018 and entered between:

STRUCTURED ALPHA LP, a Cayman Island exempted limited partnership

(together with its permitted successors and assigns, “Lender”),

- and -

PROMETIC LIFE SCIENCES INC., a Canadian corporation

(together with its permitted successors and assigns, “Borrower”),

- and -

PROMETIC BIOTHERAPEUTICS INC., a Delaware corporation

(together with its permitted successors and assigns, “PBT”),

- and -

PROMETIC BIOSEPARATIONS LTD, an Isle of Man company formerly known as Prometic Biosciences Ltd

(together with its permitted successors and assigns, “PBL”),

- and -

PROMETIC BIOSCIENCES INC., a Canadian corporation

(together with its permitted successors and assigns, “PBI”),

- and -

PROMETIC BIOPRODUCTION INC., a Canadian corporation

(together with its permitted successors and assigns, “PBP”),

- and -

NANTPRO BIOSCIENCES, LLC, a Delaware limited liability company

(together with its permitted successors and assigns, “NantPro”),

- and -

PROMETIC PLASMA RESOURCES INC., a Canadian corporation (together with its permitted successors and assigns, “PPR”),

- and -

PROMETIC PHARMA SMT HOLDINGS LIMITED, a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “Pharma SMT Holdings”),

- and -

PROMETIC PHARMA SMT LIMITED, a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “Pharma SMT”),

- and -

PROMETIC BIOTHERAPEUTICS LTD, a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “PBT UK”),

- and -

TELESTA THERAPEUTICS INC., a corporation incorporated under the laws of Canada (together with its permitted successors and assigns, “Telesta”),

- and -

PROMETIC PLASMA RESOURCES (USA) INC., a Delaware corporation (together with its permitted successors and assigns, “PPR USA”).

RECITALS:

A. The Borrower and the Lender are parties to a loan agreement originally dated September 10, 2013, as amended and restated on July 31, 2014, March 31, 2015 and February 29, 2016, and as further amended by the First Consent and Amendment dated August 23, 2016, the Second Consent and Amendment dated October 28, 2016, the Third Consent and Amendment dated January 16, 2017, the Fourth Consent and Amendment dated March 29, 2017, the Fifth Consent and Amendment dated March 29, 2017, the Sixth Amendment dated April 27, 2017, the Seventh Consent and Amendment dated October 31, 2017, the Omnibus Amendment Agreement dated November 30, 2017, the Second Omnibus Amendment Agreement dated May 1, 2018 and the consents respectively dated October 22, 2018, and November 9, 2018 (the “First Loan Agreement”).

B. The Borrower and the Lender are parties to a loan agreement originally dated July 31, 2014, as amended and restated on March 31, 2015 and February 29, 2016, as further amended by the First Consent and Amendment dated August 23, 2016, the Second Consent and Amendment dated October 28, 2016, the Third Consent and Amendment dated January 16, 2017, the Fourth Consent and Amendment dated March 29, 2017, the Fifth Consent and Amendment dated March 29, 2017, the Sixth Amendment dated April 27, 2017, the Seventh Consent and Amendment dated October 31, 2017, the Omnibus Amendment Agreement dated November 30, 2017, the Second Omnibus Amendment Agreement dated May 1, 2018 and the consents respectively dated October 22, 2018, and November 9, 2018 (the “Second Loan Agreement”).

C. The Borrower and the Lender are parties to a third loan agreement dated April 27, 2017, as amended by the Seventh Consent and Amendment dated October 31, 2017, the Omnibus Amendment Agreement dated November 30, 2017, the Second Omnibus Amendment Agreement dated May 1, 2018 and the consents respectively dated October 22, 2018, and November 9, 2018 (the “Third Loan Agreement”).

D. The Borrower and the Lender are parties to a fourth loan agreement dated November 30, 2017 as amended by the Second Omnibus Amendment Agreement dated May 1, 2018 and the consents respectively dated October 22, 2018, and November 9, 2018 (the “Fourth Loan Agreement”, together with the First Loan Agreement, the Second Loan Agreement and the Third Loan Agreement, the “Existing Loan Agreements”).

D. The parties to the Existing Loan Agreements wish to amend each of the Existing Loan Agreements in accordance with Section 10.2 thereof in connection with the issuance of Warrant #8 under this agreement and in order to provide for certain changes to the Existing Loan Agreements.

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions. Capitalized terms not defined in this Agreement have the meanings given to them in the Existing Loan Agreements and the Second Omnibus Amendment Agreement.

Section 1.2 Headings, etc. The inclusion of headings in this Agreement is for convenience of reference only and does not affect the construction or interpretation hereof.

Section 1.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2

AMENDMENTS

Subject to the satisfaction of each of the conditions set forth in this Agreement, each of the Existing Loan Agreements is hereby amended as set forth below, including by way of deletion of the struck text (indicated textually in the same manner as the following example: ~~struck text~~) and the addition of bold and double-underlined text (indicated textually in the same manner as the following example: bold and double-underlined text) provided that any reference to “First Loan Agreement” shall be interpreted as “this Agreement” when amending the text of the First Loan Agreement, each reference to “Second Loan Agreement” shall be interpreted as “this Agreement” when amending the text of the Second Loan Agreement, each reference to “Third Loan Agreement” shall be interpreted as “this Agreement” when amending the text of the Third Loan Agreement, and each reference to “Fourth Loan Agreement” shall be interpreted as “this Agreement” when amending the text of the Fourth Loan Agreement:

Section 2.1 Additional Definitions.

(a) Section 1.1 of each of the Existing Loan Agreements is hereby amended by adding the following definitions in the appropriate alphabetical sequence:

“Equivalent Preferred Securities” has the meaning assigned to that term in the Third Omnibus Amendment Agreement.

[DELETED – DESCRIPTION OF THE NATURE OF A POTENTIAL RIGHT OF LENDER]

“Preferred Shares” means the Series A Preferred Shares.

[DELETED – DESCRIPTION OF THE NATURE OF A POTENTIAL RIGHT OF LENDER]

“Series A Preferred Shares” has the meaning assigned to that term in the Third Omnibus Amendment Agreement.

“Third Omnibus Amendment Agreement” means the third omnibus amendment agreement dated November 14, 2018 which makes certain amendments to each of the First Loan Agreement, Second Loan Agreement, Third Loan Agreement and Fourth Loan Agreement.

“Third Omnibus Amendment Closing Date” means November 14, 2018.

(b) Section 1.1 of the Fourth Loan Agreement is hereby amended by adding the following definition in the appropriate alphabetical sequence:

“Pro Rata Share” has the meaning given to it in the Third Loan Agreement.

Section 2.2 Amended Terms. Subject to Section 5.1, each of the Existing Loan Agreements is hereby amended as follows:

(a) The definition of “Agreement” in Section 1.1 of the First Loan Agreement is amended as follows:

“Agreement” means this Third Amended and Restated Loan Agreement and all Schedules and Exhibits attached hereto, as amended by the First Consent and Amendment, the Second Consent and Amendment, the Third Consent and Amendment, the Fourth Consent and Amendment, the Fifth Consent and Amendment, the Sixth Amendment, the Seventh Consent and Amendment, the Omnibus Amendment Agreement, ~~and~~ the Second Omnibus Amendment Agreement, and the Third Omnibus Amendment Agreement and as may be further amended, restated, replaced, supplemented or otherwise modified from time to time, in any such case in accordance with Section 10.2.

(b) The definition of “Agreement” in Section 1.1 of the Second Loan Agreement is amended as follows:

“Agreement” means this Second Amended and Restated Loan Agreement and all Schedules and Exhibits attached hereto, as amended by the First Consent and Amendment, the Second Consent and Amendment, the Third Consent and Amendment, the Fourth Consent and Amendment, the Fifth Consent and Amendment, the Sixth Amendment, the Seventh Consent and Amendment, the Omnibus Amendment Agreement, ~~and~~ the Second Omnibus Amendment Agreement, and the Third Omnibus Amendment Agreement, and as may be further amended, restated, replaced, supplemented or otherwise modified from time to time, in any such case in accordance with Section 10.2.

(c) The definition of “Agreement” in Section 1.1 of the Third Loan Agreement is amended as follows:

“Agreement” means this Third Loan Agreement and all Schedules and Exhibits attached hereto, as amended by the Seventh Consent and Amendment, the Omnibus Amendment Agreement, ~~and~~ the Second Omnibus Amendment Agreement, and the Third Omnibus Amendment Agreement, and as may be further amended, restated, replaced, supplemented or otherwise modified from time to time, in any such case in accordance with Section 10.2.

(d) The definition of “Agreement” in Section 1.1 of the Fourth Loan Agreement is amended as follows:

“Agreement” means this Fourth Loan Agreement and all Schedules, Exhibits and Appendices attached hereto, as amended by the Second Omnibus Amendment Agreement and the Third Omnibus Amendment Agreement, and as may be further amended, restated, replaced, supplemented or otherwise modified from time to time, in any such case in accordance with Section 10.2.

(e) The definition of “Current Liabilities” in Section 1.1 of each of the First Loan Agreement and the Second Loan Agreement is amended as follows:

“Current Liabilities” means, as of any date of determination, the aggregate amount of the Borrower’s Total Liabilities which mature within one year of that date, but excluding (i) the Obligations to the Lender ~~and~~, (ii) advances received from Octapharma AG as disclosed in the Borrower’s financial statements, and (iii) the short-term portion of lease liabilities as defined by IFRS 16. ~~Notwithstanding anything to the contrary contained in this Agreement, the parties hereby agree to expressly exclude the liabilities resulting from GAAP treatment of Warrant #2 as a financial derivative from the definition of Current Liabilities until the later of (i) approval by the shareholders of the Borrower of the Amended and Restated Warrants at the next annual general meeting of the shareholders of the Borrower; or (ii) July 1, 2015, if such approval is not earlier obtained pursuant to clause (i).~~

(f) The definition of “Current Liabilities” in Section 1.1 of each of the Third Loan Agreement and the Fourth Loan Agreement is amended as follows:

“Current Liabilities” means, as of any date of determination, the aggregate amount of the Borrower’s Total Liabilities which mature within one year of that date, but excluding (i) the Obligations to the Lender ~~and~~, (ii) advances received from Octapharma AG as disclosed in the Borrower’s financial statements, and (iii) the short-term portion of lease liabilities as defined in IFRS 16.

(g) The definition of “Excluded Property” in Section 1.1 of each of the Existing Loan Agreements is amended as follows:

“Excluded Property” means: ~~(i)~~ at all times, the Obligors’ rights and interests in consumer goods and the Excluded Patents~~, and~~ [DELETED –NATURE OF A POTENTIAL RIGHT OF THE BORROWER].

(h) The definition of [DELETED - NATURE OF A POTENTIAL RIGHT OF THE BORROWER] in Section 1.1 of each Existing Loan Agreements is deleted in its entirety.

(i) Section 5.6 (Security Release) of the First Loan Agreement, Section 5.5 (Security Release) of the Second Loan Agreement, Section 5.3 (Security Release) of the Third Loan Agreement, and Section 5.4 (Security Release) of the Fourth Loan Agreement are hereby amended by deleting the following sentence:

[DELETED - NATURE OF A POTENTIAL RIGHT OF THE BORROWER]

(j) The definition of “Maturity Date” in the First Loan Agreement is amended as follows:

“Maturity Date” means, subject to Section 2.7(b), the earlier of (i) ~~July 31, 2022~~September 30, 2024, or (ii) acceleration of the Loan by the Lender following the occurrence and continuation of an Event of Default.

(k) The definition of “Maturity Date” in the Second Loan Agreement and the Third Loan Agreement is amended as follows:

“Maturity Date” means, subject to Section 2.5(b), the earlier of (i) ~~July 31, 2022~~ September 30, 2024, or (ii) acceleration of the Loan by the Lender following the occurrence and continuation of an Event of Default.

(l) The definition of “Maturity Date” in the Fourth Loan Agreement is amended as follows:

“Maturity Date” means, subject to Section 2.5(b), the earlier of (i) ~~the second anniversary of the Closing Date~~ September 30, 2024, and (ii) acceleration of the Loan by the Lender following the occurrence and continuation of an Event of Default.

(m) The definition of [DELETED – NATURE OF AGREEMENT] in the Third Loan Agreement is amended as follows:

[DELETED – DETAILS ON THE NATURE OF AGREEMENT]

(n) The definition of “Pro Rata Share” in the Third Loan Agreement is deleted in its entirety and replaced with the following:

“Pro Rata Share” means, at any particular time, a percentage equal to the product of (A) (i) the Lender’s and its affiliates’ aggregate then fully diluted Common Shares and Preferred Shares (assuming the full exercise or conversion of any rights to acquire shares) (the “Share Number”) divided by (ii) the sum of the issued and outstanding Common Shares and Preferred Shares (including, for greater certainty, any Common Shares or Preferred Shares issuable upon the exercise or conversion of any rights to acquire shares) and (B)(i) 1.25 between April 24, 2017 and April 24, 2020, and (ii) 1 thereafter.

(o) Section 3.2(a) “New Patents” of the Second Omnibus Amendment Agreement is amended as follows:

New Patents. [DELETED –NATURE OF A POTENTIAL RIGHT OF THE BORROWER]~~, the~~ The Borrower shall deliver to the Lender, within 45 days after the end of each fiscal quarter of each fiscal year, a complete and accurate list of any new Patents filed or otherwise acquired by each Obligor in such fiscal quarter, where such list sets forth, for each Patent, (i) the jurisdiction of filing and the applicable registration, application or serial number, (ii) the title of the Patent and (iii) the owner of such Patent, as well as a duly executed notice of security interest for any new published Patent, in form satisfactory to the Lender, allowing the Lender to register its Security thereon at the appropriate patent or other registry office.

(p) Section 3.2(b) “Patents Registrations” of the Second Omnibus Amendment Agreement is amended as follows:

Patent Registrations. ~~Within 60 days of the Second Omnibus Amendment Closing Date~~Prior to December 31, 2018, the Borrower shall have engaged local counsel and: (i) caused the filing of the Lender’s Security over the granted Patents in each of Germany, France~~,~~ and Italy ~~and Spain~~ (in each case as applicable following the filing of an application for Patent with the European Patent Office) and China and Japan; and (ii) delivered a legal opinion in favour of the Lender, in form and substance reasonably acceptable to the Lender, with respect to the perfection of the Security over the Patents (or such analogous means of enforcing a secured creditor’s security interest against third- parties in the applicable jurisdiction). For clarity, in the event of a delay in the public recording of the filings referenced in the preceding clause (i), the legal opinion referenced in clause (ii) may include a qualification to the effect that, for the applicable jurisdiction subject to such delay, perfection will be achieved upon the occurrence of public recording of such filings made pursuant to clause (i).

(q) Section 1.1 of each of the Second Loan Agreement and Third Loan Agreement is amended is hereby amended by adding the following definition in the appropriate alphabetical sequence:

“Interest Rate” means 10% per annum, with effect beginning on July 31, 2022.

(r) Each of the First Loan Agreement, the Second Loan Agreement and the Third Loan Agreement is amended to insert the following definition in the appropriate alphabetical sequence:

“Interest Payment Date” means the last Business Day of each calendar quarter.

(s) The definitions of “Interest Rate” and “Principal Amount” in Section 1.1 of the First Loan Agreement are amended as follows:

“Interest Rate” means, (a) with respect to the Initial Loan, for the period beginning on the Closing Date through to but excluding the First Restatement Date, 9% per annum, (b) with respect to the First OID Loan from the First Restatement Date until (but excluding) July 31, 2022, 0% per annum; provided, however, that the balance of the First OID Face Amount shall at all times form part of the Obligations of the Borrower to the Lender ~~and~~ (c) with respect to the Second OID Loan from the First Restatement Date until (but excluding) July 31, 2022, 0% per annum; provided, however, that the balance of the Second OID Face Amount shall at all times form part of the Obligations of the Borrower to the Lender, and (d) beginning on and after July 31, 2022, 10% per annum.

“Principal Amount” means (i) ~~prior to the First Restatement Date, the principal amount of the Loan issued under the Original Loan Agreement and outstanding from time to time thereafter, consisting of the principal amount(s) originally advanced hereunder plus all deferred and accrued interest added to such principal amount(s) in accordance with Article 3 thereof; (ii) as of and following the First Restatement Date until the time immediately prior to the Third Restatement Date, the First OID Face Amount, as reduced by an aggregate amount of $4,322,567.60 which consists of the following: (i) an amount of $3,758,755 in satisfaction of the payment of the subscription price for the acquisition of 1,445,675 Common Shares in a private placement completed concurrently with the Borrower’s public offering which closed on May 6, 2015 and (ii) an amount of $563,812.60 in satisfaction of the payment of the subscription price for the acquisition of 216,851 Common Shares purchased shortly thereafter in connection with the exercise of an over-allotment option by the underwriters of the Borrower under such public offering, both of which acquisitions were made by the Lender pursuant to the Lender’s exercise of its pre-emptive right set out in Article 12; and (iii)~~ as of and following the Third Restatement Date until (but excluding) July 31, 2022, the Face Amounts, as reduced from time to time pursuant to Section 2.9 or Section 9.4, and (ii) as of and following July 31, 2022, the principal amount of the Loan outstanding under this Agreement from time to time, as reduced from time to time pursuant to Section 2.7 or Section 9.4.

(t) The definition of “Principal Amount” in Section 1.1 of the Second Loan Agreement and Third Loan Agreement is amended as follows:

“Principal Amount” means (i) prior to July 31, 2022, the Face Amount, as reduced from time to time pursuant to Section 2.7 or 9.4, and (ii) beginning on and after July 31, 2022, the principal amount of the Loan outstanding under this Agreement from time to time, as reduced from time to time pursuant to Section 2.7 or Section 9.4.

(u) The First Loan Agreement is amended by adding a new Section 2.10 as follows:

2.10 Loan Restructuring.

Notwithstanding any other term of this Agreement, beginning on and after July 31, 2022, the Principal Amount outstanding on such date will be restructured from ‘original issue discount’ loans to a cash paying loan with interest accruing and payable in accordance with Section 3.1(c).

(v) Section 3.1 (Interest) of the First Loan Agreement is amended by revising subsection (b) and adding new subsections (c), (d) and (e) as follows:

(b)

On and after the First Restatement Date (up to but excluding July 31, 2022) and in respect of the OID Loans, no interest will be payable on the OID Loans; provided, however, that the balance of the Face Amounts shall form part of the Obligations of the Borrower to the Lender.

(c)

On and after July 31, 2022, interest shall accrue on the Principal Amount from day to day, both before and after default, demand, maturity and judgment, at the Interest Rate and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days. Interest accrued on the Principal Amount will be compounded monthly and shall be payable in cash by the Borrower to the Lender on each Interest Payment Date beginning on September 30, 2022.

(d)

For the purposes of the Interest Act (Canada) and disclosure under such Act, wherever interest to be paid under this Agreement is to be calculated on the basis of any period of time that is less than a calendar year (a “deemed year”), such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest for the deemed year by the actual number of days in the calendar year in which the rate is to be ascertained and dividing it by the number of days in the deemed year.

(e)	Each determination by the Lender of interest to be payable hereunder shall be conclusive and binding for all purposes, absent manifest mathematical error in calculating such amount.

(w) The Second Loan Agreement and Third Loan Agreement are each amended by adding a new paragraph at the end of Section 2.1 (Loan) as follows:

Notwithstanding any other term of this Agreement, beginning on and after July 31, 2022, the Principal Amount outstanding on such date will be restructured from an ‘original issue discount’ loan to a cash paying loan with interest accruing and payable in accordance with Section 3.1.

(x) Section 3.1 (No Interest/OID Instrument) of the Second Loan Agreement and Third Loan Agreement are amended by deleting the existing heading and paragraph in its entirety and replacing it with the following:

3.1 Interest.

(a)	Prior to July 31, 2022, no interest will be payable on the Loan; provided, however, that the balance of the Face Amount shall form part of the Obligations of the Borrower to the Lender.

(b)

On and after July 31, 2022, interest shall accrue on the Principal Amount from day to day, both before and after default, demand, maturity and judgment, at the Interest Rate and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days. Interest accrued on the Principal Amount will be compounded monthly and shall be payable in cash by the Borrower to the Lender on each Interest Payment Date beginning on September 30, 2022.

(c)

For the purposes of the Interest Act (Canada) and disclosure under such Act, wherever interest to be paid under this Agreement is to be calculated on the basis of any period of time that is less than a calendar year (a “deemed year”), such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest for the deemed year by the actual number of days in the calendar year in which the rate is to be ascertained and dividing it by the number of days in the deemed year.

(d)	Each determination by the Lender of interest to be payable hereunder shall be conclusive and binding for all purposes, absent manifest mathematical error in calculating such amount.

(y) Section 7.1(p) [DELETED – NATURE OF AGREEMENT] of the Third Loan Agreement is amended as follows:

[DELETED – NATURE OF AGREEMENT]

(z) Appendix A of the Third Loan Agreement is deleted in its entirety and replaced with Appendix A to this Amendment.

(aa) Section 7.3(a) (Sell Property) of each of the Existing Loan Agreements is amended as follows:

Sell Property. Sell, transfer or otherwise dispose of any asset other than (i) sales of inventory in the ordinary course of business, (ii) grants of licenses entered into in the ordinary course of business in accordance with past practice ~~(including, for greater certainty, the License)~~, (iii) any assets the book value (net of transaction fees) of which does not exceed, in aggregate over the term of the Loan, $500,000, or (iv) a sale, transfer or disposition in the ordinary course of any equipment of [DELETED – ENTITY NAME AND LOCATION] any Obligor that has become obsolete or is no longer being used, or (v) to any other Obligor.

(bb) The Fourth Loan Agreement is amended by adding a new Article 12, as follows:

ARTICLE 12

[DELETED – EQUITY SECURITIES OFFER RIGHT (LENDER’S

PRE-EMPTIVE RIGHT)]

(cc) The definition of “Loan Documents” in Section 1.1 of the First Loan Agreement is amended as follows:

“Loan Documents” means this Agreement, the Second Loan Agreement, the Third Loan Agreement, the Fourth Loan Agreement, the Board Observer Agreement, the Security Documents, the Warrants, (as of becoming legally effective) the [DELETED – NATURE OF AGREEMENTS], the Omnibus Amendment Agreement, the Second Omnibus Amendment Agreement, the Third Omnibus Amendment Agreement, and any other agreements, instruments and documents delivered from time to time (both before and after the date of this Agreement) to the Lender by any of the Obligors in connection with this Agreement or any other Loan Document (other than the [DELETED – NATURE OF AGREEMENTS]), in each case as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 10.2.

(dd) The definition of “Loan Documents” in Section 1.1 of the Second Loan Agreement is amended as follows:

“Loan Documents” means this Agreement, the First Loan Agreement, the Third Loan Agreement, the Fourth Loan Agreement, the Board Observer Agreement, the Security Documents, the Warrants ~~#3~~, (as of becoming legally effective) the [DELETED – NATURE OF AGREEMENTS], the Omnibus Amendment Agreement, the Second Omnibus Amendment Agreement, the Third Omnibus Amendment Agreement, and any other agreements, instruments and documents delivered from time to time (both before and after the date of this Agreement) to the Lender by any of the Obligors in connection with this Agreement or any other Loan Document (other than the [DELETED – NATURE OF AGREEMENTS]), in each case as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 10.2.

(ee) The definition of “Loan Documents” in Section 1.1 of the Third Loan Agreement is amended as follows:

“Loan Documents” means this Agreement, the First Loan Agreement, the Second Loan Agreement, the Fourth Loan Agreement, the Board Observer Agreement, the Security Documents, the Warrants, (as of becoming legally effective) the [DELETED – NATURE OF AGREEMENTS], the Omnibus Amendment Agreement, the Second Omnibus Amendment Agreement, the Third Omnibus Amendment Agreement, and any other agreements, instruments and documents delivered from time to time (both before and after the date of this Agreement) to the Lender by any of the Obligors in connection with this Agreement or any other Loan Document (other than the [DELETED – NATURE OF AGREEMENTS]), in each case as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 10.2.

(ff) The definition of “Loan Documents” in Section 1.1 of the Fourth Loan Agreement is amended as follows:

“Loan Documents” means this Agreement, the First Loan Agreement, the Second Loan Agreement, the Third Loan Agreement, the Security Documents, the Warrants, (as of becoming legally effective) the [DELETED – NATURE OF AGREEMENTS], the Omnibus Amendment Agreement, the Second Omnibus Amendment Agreement, the Third Omnibus Amendment Agreement, and any other agreements, instruments and documents delivered from time to time (both before and after the date of this Agreement) to the Lender by any of the Obligors in connection with this Agreement or any other Loan Document (other than the [DELETED – NATURE OF AGREEMENTS]), in each case as amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 10.2.

(gg) Section 9.4 of the First Loan Agreement is amended as follows:

Notwithstanding any provision of this Agreement or any other Loan Document to the contrary, the Borrower and each Guarantor acknowledge, understand and agree that the nominal dollar amount of any liability or other obligation of the Lender (or any affiliate of the Lender), on the one hand, to the Borrower or any Guarantor (or any of their respective affiliates), on the other hand, (i) whether sounding in contract, tort, equity or otherwise, (ii) whether constituting an obligation to pay damages, restitution, or any other amount whatsoever, and (iii) whether arising under a Loan Document or any other agreement or arrangement between the Lender (or any affiliate of the Lender) and the Borrower or any Guarantor and/or their respective affiliates [DELETED – NATURE OF AGREEMENTS] (any such liability or other obligation, a “Claim”), may, in any such event, be satisfied, discharged and paid by the Lender’s cancellation of the Principal Amount (whether or not then due and owing) to the extent of the nominal amount of such Claim. The Lender may affect any such satisfaction, discharge or payment by giving written notice (a “Satisfaction Notice”) to the Borrower specifying (i) the Claim being so satisfied, discharged or paid, (ii) the nominal amount of the Principal Amount so cancelled (the “Prepaid Amount”) in satisfaction of such Claim and (iii) the outstanding Principal Amount following the cancellation of the Prepaid Amount. For purposes of this Agreement, the Prepaid Amount shall constitute an authorized prepayment pursuant to Section 2.7(b) and the Principal Amount shall be correspondingly reduced. The Borrower and each Guarantor further acknowledge, understand and agree that the Lender’s presentation of a Satisfaction Notice to the Borrower shall constitute a full answer and defense against any Claim to the extent of the nominal amount specified in the related Satisfaction Notice. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, for purposes of satisfaction of the Exercise Price (as defined in, or as such analogous term is defined in, the relevant Warrant) following any reduction in the Principal Amount made in accordance with this Section 9.4, the Parties agree that (i) any Prepaid Amount shall not reduce the Aggregate Exercise Price (as defined in, or as such analogous term is defined in, the applicable Warrant) or the Specified Amount (with respect to Warrant #2) payable by the Lender to exercise the applicable Warrants and (ii) the Lender will be required, in addition to affecting the outstanding Principal Amount as Loan Satisfaction (as defined in Warrant #2) or as satisfaction of a portion of the payment of the Aggregate Exercise Price pursuant to this Section 9.4, to pay in cash the difference between (A) the Aggregate Exercise Price or, for Warrant #2, the Specified Amount and (B) the outstanding Principal Amount at the time of the exercise.

(hh) Section 9.4 of the Second Loan Agreement is amended as follows:

Notwithstanding any provision of this Agreement or any other Loan Document to the contrary, the Borrower and each Guarantor acknowledge, understand and agree that the nominal dollar amount of any liability or other obligation of the Lender (or any affiliate of the Lender), on the one hand, to the Borrower or any Guarantor (or any of their respective affiliates), on the other hand, (i) whether sounding in contract, tort, equity or otherwise, (ii) whether constituting an obligation to pay damages, restitution, or any other amount whatsoever, and (iii) whether arising under a Loan Document or any other agreement or arrangement between the Lender (or any affiliate of the Lender) and the Borrower or any Guarantor and/or their respective affiliates [DELETED – NATURE OF AGREEMENTS] (any such liability or other obligation, a “Claim”), may, in any such event, be satisfied, discharged and paid by the Lender’s cancellation of the Principal Amount (whether or not then due and owing) to the extent of the nominal amount of such Claim. The Lender may affect any such satisfaction, discharge or payment by giving written notice (a “Satisfaction Notice”) to the Borrower specifying (i) the Claim being so satisfied, discharged or paid, and (ii) the nominal amount of the Principal Amount so cancelled (the “Prepaid Amount”) in satisfaction of such Claim and (iii) the outstanding Principal Amount following the cancellation of the Prepaid Amount. For purposes of this Agreement, the Prepaid Amount shall constitute an authorized prepayment pursuant to Section 2.5(b) and the Principal Amount shall be correspondingly reduced. The Borrower and each Guarantor further acknowledge, understand and agree that the Lender’s presentation of a Satisfaction Notice to the Borrower shall constitute a full answer and defense against any Claim to the extent of the nominal amount specified in the related Satisfaction Notice. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, for purposes of satisfaction of the Per Warrant Exercise Price (as defined in, or as such analogous term is defined in, the applicable Warrant ~~#3~~) following any reduction in the Principal Amount made in accordance with this Section 9.4, the Parties agree that (i) any Prepaid Amount shall not reduce the Aggregate Exercise Price (as defined in, or as such analogous term is defined in, the applicable Warrant ~~#3~~) payable by the Lender to exercise the applicable Warrant ~~#3~~ and (ii) the Lender will be required, in addition to affecting the outstanding Principal Amount as satisfaction of a portion of the payment of the Aggregate Exercise Price pursuant to this Section 9.4, to pay in cash the difference between (A) the Aggregate Exercise Price and (B) the outstanding Principal Amount at the time of the exercise.

(ii) Section 9.4 of the Third Loan Agreement is amended as follows:

Notwithstanding any provision of this Agreement or any other Loan Document to the contrary, the Borrower and each Guarantor acknowledge, understand and agree that the nominal dollar amount of any liability or other obligation of the Lender (or any affiliate of the Lender), on the one hand, to the Borrower or any Guarantor (or any of their respective affiliates), on the other hand, (i) whether sounding in contract, tort, equity or otherwise, (ii) whether constituting an obligation to pay damages, restitution, or any other amount whatsoever, and (iii) whether arising under a Loan Document or any other agreement or arrangement between the Lender (or any affiliate of the Lender) and the Borrower or any Guarantor and/or their respective affiliates [DELETED – NATURE OF AGREEMENTS] (any such liability or other obligation, a “Claim”), may, in any such event, be satisfied, discharged and paid by the Lender’s cancellation of the Principal Amount (whether or not then due and owing) to the extent of the nominal amount of such Claim. The Lender may affect any such satisfaction, discharge or payment by giving written notice (a “Satisfaction Notice”) to the Borrower specifying (i) the Claim being so satisfied, discharged or paid, and (ii) the nominal amount of the Principal Amount so cancelled (the “Prepaid Amount”) in satisfaction of such Claim and (iii) the outstanding Principal Amount following the cancellation of the Prepaid Amount. For purposes of this Agreement, the Prepaid Amount shall constitute an authorized prepayment pursuant to Section 2.5(b) and the Principal Amount shall be correspondingly reduced. The Borrower and each Guarantor further acknowledge, understand and agree that the Lender’s presentation of a Satisfaction Notice to the Borrower shall constitute a full answer and defense against any Claim to the extent of the nominal amount specified in the related Satisfaction Notice. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, for purposes of satisfaction of the Exercise Price (as defined in, or as such analogous term is defined in, the applicable Warrant ~~#6~~) following any reduction in the Principal Amount made in accordance with this Section 9.4, the Parties agree that (i) any Prepaid Amount shall not reduce the Aggregate Exercise Price (as defined, or as such analogous term is defined in, the applicable Warrant ~~#6~~) payable by the Lender to exercise the applicable Warrant ~~#6~~ and (ii) the Lender will be required, in addition to affecting the outstanding Principal Amount as satisfaction of a portion of the payment of the Aggregate Exercise Price pursuant to this Section 9.4, to pay in cash the difference between (A) the Aggregate Exercise Price and (B) the outstanding Principal Amount at the time of the exercise.

(jj) The first paragraph of Section 9.4 of the Fourth Loan Agreement is amended as follows:

Notwithstanding any provision of this Agreement or any other Loan Document to the contrary, the Borrower and each Guarantor acknowledge, understand and agree that the nominal dollar amount of any liability or other obligation of the Lender (or any affiliate of the Lender), on the one hand, to the Borrower or any Guarantor (or any of their respective affiliates), on the other hand, (i) whether sounding in contract, tort, equity or otherwise, (ii) whether constituting an obligation to pay damages, restitution, or any other amount whatsoever, and (iii) whether arising under a Loan Document or any other agreement or arrangement between the Lender (or any affiliate of the Lender) and the Borrower or any Guarantor and/or their respective affiliates [DELETED – NATURE OF AGREEMENTS] (any such liability or other obligation, a “Claim”), may, in any such event, be satisfied, discharged and paid by the Lender’s cancellation of the Principal Amount (whether or not then due and owing) to the extent of the nominal amount of such Claim. The Lender may affect any such satisfaction, discharge or payment by giving written notice (a “Satisfaction Notice”) to the Borrower specifying (i) the Claim being so satisfied, discharged or paid, and (ii) the nominal amount of the Principal Amount so cancelled (the “Prepaid Amount”) in satisfaction of such Claim and (iii) the Principal Amount following the cancellation of the Prepaid Amount. For purposes of this Agreement, the Prepaid Amount shall constitute an authorized prepayment pursuant to Section 2.5(b) and the Principal Amount shall be correspondingly reduced. The Borrower and each Guarantor further acknowledge, understand and agree that the Lender’s presentation of a Satisfaction Notice to the Borrower shall constitute a full answer and defense against any Claim to the extent of the nominal amount specified in the related Satisfaction Notice.

(kk) The second paragraph of Section 9.4 of the Fourth Loan Agreement is amended as follows:

Notwithstanding anything to the contrary in this Agreement or any other Loan Document: (A) the Lender agrees that, any amount owed by the Lender for the exercise of all or a portion of a Warrant ~~#7~~ may only be set-off against the Principal Amount and (B) for purposes of satisfaction of the Exercise Price (as defined in, or as such analogous term is defined in, the applicable Warrant ~~#7~~) following any reduction in the Principal Amount made in accordance with this Section 9.4, the Parties agree that (i) any Prepaid Amount shall not reduce the Aggregate Exercise Price (as defined, or as such analogous term is defined in, the applicable Warrant ~~#7~~) payable by the Lender to exercise the applicable Warrant ~~#7~~ and (ii) the Lender will be required, in addition to affecting the Principal Amount as satisfaction of a portion of the payment of the Aggregate Exercise Price pursuant to this Section 9.4, to pay in cash the difference between (A) the Aggregate Exercise Price and (B) the Principal Amount at the time of the exercise.

(ll) Paragraph (c) of Section 2.1 (Loan) of the Fourth Loan Agreement is amended as follows:

(c) Second Tranche. Upon satisfaction of the conditions specified in Section 8.2, the Borrower may deliver a Borrowing Notice at least 14 calendar days before the funding date specified therein requesting an Advance in respect of the Second Tranche (with such advance notice requirement being waived in respect of the first Advance to the extent it is drawn within 15 calendar days following the Second Omnibus Amendment Closing Date); provided that the Borrower may not request, and the Lender will not be obligated to advance, (x) any amounts exceeding $10,000,000 per calendar month, and (y) with respect to the eighth and final advance available under the Second Tranche, no more than $10,000,000 [DELETED – DETAILS ON A CONDITION IN RESPECT OF THE SECOND TRANCHE].

(mm) The definition of [DELETED –NATURE OF A POTENTIAL RIGHT OF THE BORROWER] in Section 1 of the Patent Security Agreement among the Lender, NantPro, PBT and PPR (USA) is deleted in its entirety.

(nn) Section 5.4 of the Patent Security Agreement among the Lender, NantPro, PBT and PPR (USA) is amended as follows:

Power of Attorney. Each Pledgor irrevocably appoints Lender as its lawful attorney to, if an Event of Default has occurred and is continuing: (a) endorse such Pledgor’s name on any checks or other forms of payment or security; (b) sign such Pledgor’s name on any invoice or bill of lading for any account or drafts against account debtors; (c) make, settle, and adjust all claims under such Pledgor’s insurance policies; (d) settle and adjust disputes and claims about the accounts directly with account debtors, for amounts and on terms Lender determines reasonable; and (e) transfer the Pledged Patents into the name of Lender or a third party. Lender’s appointment as any Pledgor’s attorney in fact, and all of Lender’s rights and powers, coupled with an interest, are irrevocable until ~~until the earlier of (i)~~ such time that the Guarantor Obligations cease ~~or (ii)~~ [DELETED –NATURE OF A POTENTIAL RIGHT OF THE BORROWER].

(oo) Section 6 (Non-Disturbance) of the Patent Security Agreement among the Lender, NantPro, PBT and PPR (USA) is amended as follows:

Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that in respect of any Pledged Patents that include any Patent subject to an exclusive license to which a Pledgor is a party (each, a “License Agreement”), if requested by such Pledgor, the Lender will use good faith efforts to negotiate and enter into a non-disturbance agreement with the related licensee for purposes of providing the licensee with assurances that the Lender will, subject to Applicable Law, take commercially reasonable steps not to disturb the license rights of the licensee thereunder, both before and after any commencement of enforcement proceedings initiated by the Lender. [DELETED –NATURE OF A POTENTIAL RIGHT OF THE BORROWER]

(pp) [DELETED – DETAILS REGARDING AN AGREEMENT.]

(qq) [DELETED – DESCRIPTION OF THE NATURE OF A POTENTIAL RIGHT OF LENDER]

(rr) [DELETED – DETAILS REGARDING AN AGREEMENT]

(ss) [DELETED – DETAILS REGARDING AN AGREEMENT]

(tt) The first paragraph of Section 5.6 (Security Release) of the First Loan Agreement is amended as follows:

Upon the latest to occur of (1) the payment and satisfaction in full of the Obligations ~~Loan under this Agreement and the “Loan” (as defined in the Second Loan Agreement)~~ by the Borrower, and (2) July 31, 2024:

(uu) The first paragraph of Section 5.5 (Security Release) of the Second Loan Agreement is amended as follows:

Upon the latest to occur of (1) the payment and satisfaction in full of the Obligations ~~Loan under this Agreement and the “Loan” (as defined in the First Loan Agreement)~~ by the Borrower, and (2) July 31, 2024:

(vv) The first paragraph of Section 5.3 (Security Release) of the Third Loan Agreement is amended as follows:

Upon the latest to occur of (1) payment and satisfaction in full of the Obligations ~~Loan under this Agreement and the “Loan” (as defined in the First Loan Agreement and the Second Loan Agreement)~~, and (2) July 31, ~~2022~~ 2024:

(ww) The first paragraph of Section 5.4 (Security Release) of the Fourth Loan Agreement is amended as follows:

Upon the latest to occur of (1) payment and satisfaction in full of the Obligations ~~Loan under this Agreement and the “Loan” as defined in each of the Other Loan Agreements~~, and (2) July 31, ~~2022~~ 2024:

(xx) The definition of “Warrants” in each of the Existing Loan Agreements is hereby deleted in its entirety and replaced with the following:

“Warrants” means, with effect from and after the Third Omnibus Amendment Closing Date, Warrant #1, Warrant #2, Warrant #8 and Warrant #9, collectively.

(yy) Section 1.1.15 of the Hypothec on the Universality of Patents and Patent Applications dated April 24, 2018 among the Lender, Borrower, PBI, PBP and PPR (the “Patents Hypothec”) is hereby deleted in its entirety and replaced with the following:

Intentionally Omitted

(zz) Section 6.1 (Non-Disturbance) of the Patents Hypothec is amended as follows:

Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that in respect of any Charged Property that includes any Patent subject to an exclusive license to which a Grantor is a party (each, a “License Agreement”), if requested by such Grantor or PLI, the Creditor will use good faith efforts to negotiate and enter into a non-disturbance agreement with the related licensee for purposes of providing the licensee with assurances that the Creditor will, subject to Applicable Law, take commercially reasonable steps not to disturb the license rights of the licensee thereunder, both before and after any commencement of enforcement proceedings initiated by the Creditor. [DELETED – NATURE OF A POTENTIAL RIGHT OF THE BORROWER]

(aaa) Section 15.4 of the Patents Hypothec is hereby deleted in its entirety.

ARTICLE 3

ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1 Additional Representations and Warranties of the Borrower. The Borrower and each other Obligor represents and warrants to the Lender as follows as at the date hereof:

(a) Liens or Agreements. No Obligor has (A) created, incurred, assumed or suffered to exist any Lien on its present or future property or assets, except for Permitted Encumbrances; (B) entered into an agreement with any Person restricting the ability of that Obligor to grant Liens over its present or future property or assets unless such restriction is expressly stated not to extend or apply to any Liens granted or to be granted in favour of the Lender (it being understood that the representation in this clause (B) will not apply to an “anti-assignment clause” in any such agreement that restricts the ability of the Borrower to make an outright transfer, assignment or disposition of its rights in respect of that agreement); or (C) sold, assigned, transferred or otherwise disposed of any Patents to Telesta or to any Subsidiary of Telesta.

Section 3.2 Additional Covenants. The Borrower and each other Obligor covenants and agrees that:

(a) [DELETED – ADDITIONAL COVENANTS]

(b) [DELETED – ADDITIONAL COVENANTS]

(c) [DELETED – ADDITIONAL COVENANTS]

(d) Series A Preferred Shares. The Borrower covenants and agrees as follows:

(i)

so long as the Lender owns any Series A Preferred Shares or the right to acquire Series A Preferred Shares (including pursuant to a warrant, convertible security or other security held by the Lender), the Borrower shall not amend, waive or otherwise modify the terms of the Series A Preferred Shares without the prior written consent of the Lender; and

(ii)

the Borrower shall not issue to any person other than Lender or an affiliate of Lender Series A Preferred Shares or securities exercisable or exchangeable for or convertible into Series A Preferred Shares without the prior written consent of the Lender.

ARTICLE 4

BOARD RIGHTS AND WARRANTS

Section 4.1 Issuance of Warrant #8. Upon the earlier of: (A) the first to occur of either manner of [DELETED - DESCRIPTION OF THE NATURE OF A POTENTIAL RIGHT OF LENDER], or (B) December 31, 2018, if by such date (1) [DELETED – DESCRIPTION OF THE NATURE OF A POTENTIAL RIGHT OF LENDER] and (2) the Borrower has requested a drawdown (in any amount) of the eighth and final advance available under the Second Tranche (as defined in the Fourth Loan Agreement), the Borrower shall issue the warrant certificate attached as Exhibit A hereto (“Warrant #8”) to the Lender for the purchase price of $10,000.

Section 4.2 Issuance of Warrant #9. Upon the earlier of: (A) [DELETED – DESCRIPTION OF THE NATURE OF A POTENTIAL RIGHT OF LENDER], or (B) December 31, 2018, if by such date (1) [DELETED – DESCRIPTION OF THE NATURE OF A POTENTIAL RIGHT OF LENDER] and (2) the Borrower has requested a drawdown (in any amount) of the eighth and final advance available under the Second Tranche (as defined in the Fourth Loan Agreement), the Borrower shall issue the warrant certificate attached as Exhibit B hereto (“Warrant #9”) to the Lender for the purchase price of $10,000 to be exercisable into ‘Series A Preferred Shares’ (the “Series A Preferred Shares”).

Section 4.3 Additional Board Rights.

(a)

Subject to TSX governance rules, and notwithstanding the terms of the Existing Loan Agreements, if at any time the Lender ceases to have the representation on the Board contemplated in this paragraph, then, at the then next annual general meeting of the Borrower (or earlier, should a vacancy on the Board arise prior to such meeting) and for so long as the Lender continues to hold at least a portion of the Warrants, the Borrower shall, upon receipt of a written request from the Lender, nominate (including as part of management’s proposed slate of directors) two individuals designated by the Lender for election on the Board and the Borrower agrees to use its commercially reasonable best efforts to have such individuals elected, appointed or reappointed to the Board.

(b)

For so long as the Lender continues to hold at least a portion of the Warrants and does not have the representation on the Board contemplated in the previous paragraph, and notwithstanding the terms of the Existing Loan Agreements, the Lender will be entitled to have two representatives attend all meetings of the Board as observers pursuant to the Board Observer Agreement. For greater clarity, the Lender shall only be entitled to a total of two board members or two observers or one of each, as applicable.

(c)

No director on the Board that was appointed pursuant to this Section 4.2 shall be subject to a minimum shareholding policy or similar ownership policy in connection with such individual’s status as a director on the Board, and for greater certainty such director shall be entitled to all the rights, benefits and privileges afforded Board members.

(d)

Subject to Section 4.2(b), no later than at the first meeting of the Board after the date hereof, the Borrower shall nominate one additional individual designated by the Lender for election to the Board and the Borrower agrees to use its commercially reasonable best efforts to have such individual elected or appointed to the Board.

Section 4.4 Subject to the satisfaction of the conditions specified under section 5.1, Warrant #3, Warrant #4, Warrant #5, Warrant #6 and Warrant #7 are hereby cancelled as of the date of this Agreement.

ARTICLE 5

CONDITIONS

Section 5.1 Conditions to Effectiveness. The effectiveness of this Agreement and the amendments provided herein are subject to satisfaction of the following conditions precedent:

(a) receipt by the Lender of a copy of the following documents, duly executed and delivered by all parties thereto:

(i) this Agreement;

(ii) the parties have entered into the [DELETED – NATURE OF AGREEMENT] substantially in the form [DELETED – DETAILS REGARDING A POTENTIAL RIGHT OF LENDER];

(iii) an acknowledgement and confirmation (in form and substance substantially similar to the forms delivered on May 1, 2018) in respect of the Ontario security;

(iv) an acknowledgement and confirmation (in form and substance substantially similar to the forms delivered on May 1, 2018) in respect of the New York security;

(v) a deed of variation and confirmation by PBT UK, Pharma SMT and Pharma SMT Holdings in favour of the Lender in respect of a charge over patents and other security governed by the laws of England and Wales;

(vi) a copy of all notices required to be sent under the documents governed by Isle of Man law and the laws of England and Wales executed by the relevant Obligors;

(vii) certificates of status, good standing, or the equivalent for each Obligor;

(viii) Officer’s Certificates attaching the articles, bylaws, authorizing resolutions and incumbency certificate of each Obligor; and

(ix) opinions of Quebec, Ontario and Delaware counsel to the Borrower acceptable to the Lender and Lender’s counsel, acting reasonably, as to matters relating to the Obligors and the entering into of the documents listed in Section 5.1(a), other than clause (ii); and

(x) a deed of variation and confirmation by PBL in favour of the Lender in respect of patents governed by Isle of Man law.

(b) the Borrower has taken all corporate action necessary to authorize the issuance of the ‘Series A’ Preferred Shares contemplated hereunder;

(c) the representations and warranties contained in Article VI of each of the Existing Loan Agreements are true and correct as of the date hereof (other than those expressed to be made as of a specific date);

(d) no Default or Event of Default has occurred and is continuing on the date hereof;

(e) no material adverse information shall have become known to the Lender with respect to the Borrower or any Guarantor which is inconsistent with or was omitted from the information previously disclosed to the Lender (including by way of public disclosure);

(f) the filings and registrations shall have been made to perfect the Liens granted pursuant to the Security Documents (including the Patents Security Agreements) (including in respect of all granted Patents, other than the Excluded Patents) in all jurisdictions reasonably required by the Lender (for purposes of closing, those jurisdictions being Canada, the United States and the United Kingdom), and the Security shall constitute, subject only to Permitted Encumbrances, a first ranking charge over the property (other than Excluded Property) of the Obligors;

(g) such ancillary documents have been entered into in all jurisdiction reasonably required by the Lender to give effect to the transactions contemplated hereby; and

(h) the Lender shall have received payment in full of all of its expenses payable in connection with this Agreement, including the reasonable fees and expenses of its counsel.

ARTICLE 6

MISCELLANEOUS

Section 6.1 Ratification of Existing Obligations. The Borrower and each Obligor hereby acknowledge and confirm that:

(a) the terms of each of the Existing Loan Agreements, as amended by this Agreement, shall remain in full force and effect and are hereby ratified and confirmed;

(b) the obligations of the Obligors under each of the Existing Loan Agreements and the other Loan Documents will not otherwise be impaired or affected by the execution and delivery of this Agreement;

(c) each and all of their obligations and liabilities expressed to be assumed and undertaken by them under each of the Loan Documents and the Liens intended to be conferred upon the Lender under such Loan Documents are in full force and effect and will secure all amounts outstanding under each of the Existing Loan Agreements as amended or varied by this Agreement;

(d) for the purposes of any Loan Document governed by English law, this Agreement is designated as a “Loan Agreement”, and that the definition “Secured Liabilities” (as defined in such English Loan Document) shall extend to all present and future obligations and liabilities owed or expressed to be owed to the Lender pursuant to this Agreement; and

(e) from the Third Omnibus Amendment Closing Date onwards, the definition of “Collateral” under each of the Existing Loan Agreements will include all Patents other than the Excluded Patents.

Section 6.2 Further Assurances. The Obligors shall, at their own expense, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, documents and assurances as the Lender may from time to time reasonably request to give effect to this Agreement.

Section 6.3 Benefits. This Agreement is binding upon and will inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 6.4 Counterparts. This Agreement may be executed in any number of counterparts and delivered by facsimile or PDF via email, each of which will be deemed to be an original.

– signature page follows –

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date stated on the first page above.

BORROWER:

PROMETIC LIFE SCIENCES INC.

By:
Name: Title:

GUARANTORS:

PROMETIC BIOTHERAPEUTICS INC.

By:
Name: Title:

PROMETIC BIOSEPARATIONS LTD.

By:
Name: Title:

PROMETIC BIOSCIENCES INC.

By:
Name: Title:

PROMETIC BIOPRODUCTION INC.

By:
Name: Title:

NANTPRO BIOSCIENCES, LLC

By:
Name: Title:

[Signature Page to Third Omnibus Amendment Agreement]

PROMETIC PLASMA RESOURCES INC.

By:
Name: Title:

TELESTA THERAPEUTICS INC.

By:
Name: Title:

PROMETIC PLASMA RESOURCES (USA) INC.

By:
Name: Title:

Executed by:

Name: Title:

for and on behalf of PROMETIC PHARMA SMT HOLDINGS LIMITED

Executed by:

Name: Title:

for and on behalf of PROMETIC PHARMA SMT LIMITED

Executed by:

Name: Title:

for and on behalf of PROMETIC BIOTHERAPEUTICS LTD.

[Signature Page to Third Omnibus Amendment Agreement]

LENDER:

STRUCTURED ALPHA LP, by its general partner Thomvest Asset Management Inc.

By:
Name: Title:

[Signature Page to Third Omnibus Amendment Agreement]

EXHIBIT A

WARRANT #8

[Attached]

Warrant #8

[DELETED – CONTENT OF WARRANT CERTIFICATE]

EXHIBIT B

WARRANT #9

[Attached]

Warrant #9

[DELETED – CONTENT OF WARRANT CERTIFICATE]

APPENDIX A

[DELETED – NATURE OF AGREEMENT]

[Attached]

[DELETED – NATURE AND DETAILS OF AGREEMENT]